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                              August 13, 2020

       Carlo Brovero
       Chief Executive Officer
       StorEn Technologies Inc.
       25 Health Sciences Drive
       Stony Brook, NY 11790

                                                        Re: StorEn Technologies
Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 5,
2020
                                                            File No. 024-11240

       Dear Mr. Brovero:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2020 letter.

       Form 1-A/A

       General

   1. We reissue our prior comment 2. In this regard, although the date of the consent was updated to August 5,
2020, the consent still refers to an audit report dated April 21, 2020.
                                                        Please have your
auditor revise the consent to reference the audit report in the Form 1-A dated July 24, 2020.

             You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa
       Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce,
 Carlo Brovero
StorEn Technologies Inc.
August 13, 2020
Page 2

Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameCarlo Brovero                          Sincerely,
Comapany NameStorEn Technologies Inc.
                                                         Division of
Corporation Finance
August 13, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName